Exhibit 99.9
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Libya: Total makes new oil discovery on Block NC 186
Paris, February 16, 2006 — Total (24%) and partners Repsol YPF (operator), OMV and Saga have made a seventh oil discovery in Libya’s Block NC 186, in the Murzuq Basin 800 kilometres south of Tripoli.
During production testing, the K1 well flowed at a rate up to 2,300 barrels of oil per day.
Three of the previous discoveries on the Block NC 186 have already been developed.
All the discoveries are near to the El Sharara field in block NC 115 which produces around 200,000 barrels per day of low sulphur light oil and in which Total holds a 30% stake in the foreign consortium.
This latest discovery strengthens Total’s position in Libya, where the Group is operator of the Al Jurf offshore field and of the Mabruk field in the Sirte Basin as well as a number of exploration permits.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com